Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES ACCEPTANCE FOR PURCHASE OF U.S.$470 MILLION OF 9.50% NOTES DUE 2016 AND EARLY SETTLEMENT OF TENDER OFFER

MONTERREY, MEXICO, OCTOBER 9, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that holders of approximately U.S.$470 million of the outstanding 9.50% Senior Secured Notes due 2016 (the “2016 Notes”) issued by CEMEX Finance LLC tendered their 2016 Notes at or prior to the early tender deadline of 5:00 p.m., New York City time, on October 8, 2013 (the “Early Tender Date”), pursuant to CEMEX’s previously announced cash tender offer to purchase any and all of the outstanding 2016 Notes. The cash tender offer is being made pursuant to an offer to purchase and a related letter of transmittal, each dated September 25, 2013, relating to the 2016 Notes.

The following table summarizes the material pricing terms for the tender offer:

Title of Security	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Early Tender Date	Base Consideration	Early Tender Payment	Total Consideration
9.50% Senior Secured Notes due 2016	12516UAA3 / US12516UAA34 U12763AA3 / USU12763AA37	U.S.$825,000,000	5:00 p.m., New York City time, on October 8, 2013	U.S.$1,032.50*	U.S.$30*	U.S.$1,062.50*

*	Per U.S.$1,000 principal amount of 2016 Notes accepted for purchase.

Holders of 2016 Notes that validly tendered on or prior to the Early Tender Date and whose 2016 Notes have been accepted for purchase are entitled to receive U.S.$1,062.50 per U.S.$1,000 principal amount of 2016 Notes accepted for purchase, which includes an early tender payment equal to U.S.$30 per U.S.$1,000 principal amount of 2016 Notes accepted for purchase (the “Early Tender Payment”). The early settlement date on which CEMEX will make payment for such 2016 Notes is expected to be October 9, 2013. Holders who tender 2016 Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on October 23, 2013, and whose 2016 Notes are accepted for purchase will be entitled to receive only the Base Consideration per U.S.$1,000 principal amount of 2016 Notes, which amount is equal to the Total Consideration less the Early Tender Payment. Holders who validly tender their 2016

Notes in the tender offer and whose 2016 Notes are accepted for purchase will also receive accrued and unpaid interest on their accepted 2016 Notes from the last interest payment date to, but not including, the applicable settlement date. 2016 Notes that have been validly tendered cannot be withdrawn, except as may be required by applicable law.

CEMEX has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) and Citigroup Global Markets Inc. (“Citigroup”) to act as Dealer Managers for the tender offer. Holders with questions about the tender offer can contact BofA Merrill Lynch’s Liability Management Group at (888) 292-0070 (toll free) or (646) 855-3401 (collect); or Citigroup’s Liability Management Group at (800) 558-3745 (toll free) or (212) 723-6106 (collect). Holders can obtain additional copies of the offer to purchase and related material from the Information Agent and Tender Agent, D.F. King & Co., Inc., (800) 488-8035 (toll-free) or (212) 269-5550 (collect).

This release is neither an offer to purchase nor a solicitation of an offer to sell any securities of CEMEX in any transaction. The tender offer is being made pursuant to the offer to purchase and the related letter of transmittal, copies of which were delivered to holders of the 2016 Notes, and which set forth the complete terms and conditions of the tender offer. Holders are urged to read the offer to purchase and related letter of transmittal carefully before making any decision with respect to the tender offer. The tender offer is not being made to, nor will CEMEX accept tenders of 2016 Notes from, holders in any jurisdiction in which the tender offer would not be in compliance with the securities or blue sky laws of such jurisdiction. None of CEMEX, the Dealer Managers, the Tender Agent, the Information Agent or the trustee, or any of their respective affiliates, makes any recommendation in connection with the tender offer.

Neither the offer to purchase nor any related documents have been filed with, and have not been approved or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the offer to purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. CEMEX assumes no obligation to update or correct the information contained in this press release.

2